September 4, 2007

Mr. Gregory S. Belliston

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

File No. 000-17988

Dear Mr. Belliston:

This letter is in response to your letter of August 31, 2007 regarding Neogen Corporation’s Schedule 14A filed August 24, 2007 (the filing).

Neogen Corporation (the Company) acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; it understands that United States Securities and Exchange Commission (Commission) staff (staff) comments or changes in disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Proposal 2, page 6

Staff Comment

Please disclose whether or not you currently have plans to issue any of the shares that would be authorized through this proposal. If you do, please describe the plans, state approximately how many shares will be issued pursuant to each such plan, and then state that you currently have no other plans besides the ones that are discussed. If you do not have any plans to issue the shares, state that fact.

Company Response

We have added the following sentence as the second sentence of the second paragraph: The Board has no current plans to issue any of the shares that would be authorized by this proposal.

Proxy Card

Staff Comment

Please revise the proxy card so it refers to all of the proposals rather than proposal 1.

Company Response

The proxy card has been revised to be inclusive of all proposals.

The Company trusts that you find these comments responsive to your observations and questions and remains prepared to provide any additional information that you may require.

Sincerely,

Neogen Corporation

/s/ James L. Herbert
James L. Herbert
Chairman & CEO

/s/ Richard R. Current
Richard R. Current
Vice President & CFO